SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RDA Microelectronics, Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

749394 102

(CUSIP Number)

 Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Maurice Hoo, Esq.
Orrick, Herrington & Sutcliffe
43/F, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
+852-2218-9100

April 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749394 102	Page 2 of 20 Pages

1.	Names of Reporting Persons.
WP Microelectronics Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
British Virgin Islands
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,000,000(1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(2)
14.	Type of Reporting Person (See Instructions)
CO

_______________________
(1) See Item 5.
(2) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 3 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus Private Equity VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
57,456,637(3)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
57,456,637(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
57,456,637(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
19.8%(4)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(3)  See Item 5.
(4) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 4 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus Netherlands Private Equity VIII I, C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Netherlands
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
16,230,628(5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
16,230,628(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,230,628(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
5.6%(6)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(5) See Item 5.
(6) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 5 of 20 Pages

1.	Names of Reporting Persons.
WP-WPVIII Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,123,061(7)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,123,061(7)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,123,061(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(8)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(7) See Item 5.
(8) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 6 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus International Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
56,993,075(9)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
56,993,075(9)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
56,993,075(9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
19.7%(10)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(9) See Item 5.
(10) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 7 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus Netherlands International Partners I, C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Netherlands
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
16,752,413(11)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
16,752,413(11)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,752,413(11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.8%(12)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(11) See Item 5.
(12) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 8 of 20 Pages

1.	Names of Reporting Persons.
WP-WPIP Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,064,838(13)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,064,838(13)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,064,838(13)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(14)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(13) See Item 5.
(14) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 9 of 20 Pages

1.	Names of Reporting Persons.
WP-WPVIII Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,123,061(15)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,123,061(15)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,123,061(15)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(16)
14.	Type of Reporting Person (See Instructions)
OO

_______________________
(15) See Item 5.
(16) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 10 of 20 Pages

1.	Names of Reporting Persons.
WP-WPIP Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,064,838(17)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,064,838(17)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,064,838(17)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(18)
14.	Type of Reporting Person (See Instructions)
OO

_______________________
(17) See Item 5.
(18) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 11 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
102,620,652(19)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
102,620,652(19)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
102,620,652(19)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
35.4%(20)
14.	Type of Reporting Person (See Instructions)
OO

_______________________
(19) See Item 5.
(20) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 12 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
102,620,652(21)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
102,620,652(21)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
102,620,652(21)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
35.4%(22)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(21) See Item 5.
(22) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 13 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
102,620,652(23)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
102,620,652(23)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
102,620,652(23)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
35.4%(24)
14.	Type of Reporting Person (See Instructions)
OO

_______________________
(23) See Item 5.
(24) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 14 of 20 Pages

1.	Names of Reporting Persons.
Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
102,620,652(25)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
102,620,652(25)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
102,620,652(25)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
35.4%(26)
14.	Type of Reporting Person (See Instructions)
IN

_______________________
(25) See Item 5.
(26) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 15 of 20 Pages

1.	Names of Reporting Persons.
Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
102,620,652(27)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
102,620,652(27)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
102,620,652(27)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
35.4%(28)
14.	Type of Reporting Person (See Instructions)
IN

_______________________
(27) See Item 5.
(28) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 3”) amends the Amendment No.2 to Schedule 13D filed on April 4, 2013 (“Amendment No. 2”), the Amendment No.1 to Schedule 13D filed on November 19, 2012 (“Amendment No. 1”) and Schedule 13D filed on April 10, 2012 (the “Initial Schedule 13D”, together with Amendment No. 1,  Amendment No. 2, the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”).

This Schedule 13D is being filed by the Warburg Pincus Reporting Persons to report a change in the share ownership as a result of the sale by the Warburg Pincus Investors of 1,252,500 ADS representing 7,515,000 Issuer Ordinary Shares pursuant to the exercise by the Underwriters of the Over-Allotment Option in an underwritten registered public offering (the “Follow-On Offering”) pursuant to the Issuer’s Registration Statement on Form F-3 (File No. 333-187303), as amended.

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

The sale by the Warburg Pincus Reporting Persons of an additional 1,252,500 ADS representing 7,515,000 Issuer Ordinary Shares pursuant to the exercise by the Underwriters of the Over-Allotment Option was consummated on April 16, 2013. The Warburg Pincus Reporting Persons received a price per ADS of US$1.47 (which is net of underwriting discounts and commissions) for an aggregate amount of $11,035,308.

Item 5.    Interest in Securities of the Issuer

Subsections (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)           The percentages used herein are based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus on Form 424B4 filed on March 28, 2013.

WP Microelectronics is the direct holder of 15,000,000 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of all of the Distributed Shares. Such amount is convertible into 2,500,000 ADS of the Issuer. Each ADS of the Issuer represents six (6) Ordinary Shares of the Issuer.  The Warburg Pincus Investors own 100% of WP Microelectronics.  WP Microelectronics and each of the other Warburg Pincus Reporting Persons, by virtue of their relationships with each other, may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to share voting power, dispositive power and beneficial ownership of the 15,000,000 Ordinary Shares directly held by WP Microelectronics, as further described below.

WP VIII may be deemed to beneficially own 57,456,637 Ordinary Shares, representing approximately 19.8% of the outstanding Ordinary Shares, comprising of 42,456,637 Ordinary Shares directly held by WPVIII and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 9,576,106 ADS of the Issuer.

WPVIII Netherlands may be deemed to beneficially own 16,230,628 Ordinary Shares, representing approximately 5.6% of the outstanding Ordinary Shares, comprising of 1,230,628 Ordinary Shares directly held by WPVIII Netherlands and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,705,105 ADS of the Issuer.

WPVIII Investors may be deemed to beneficially own 15,123,061 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of 123,061 Ordinary Shares directly held by WPVIII Investors and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,520,510 ADS of the Issuer.

WPIP may be deemed to beneficially own 56,993,075 Ordinary Shares, representing approximately 19.7% of the outstanding Ordinary Shares, comprising of 41,993,075 Ordinary Shares directly held by WPIP and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 9,498,846 ADS of the Issuer.

WPIP Netherlands may be deemed to beneficially own 16,752,413 Ordinary Shares, representing approximately 5.8% of the outstanding Ordinary Shares, comprising of 1,752,413 Ordinary Shares directly held by WPIP Netherlands and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,792,069 ADS of the Issuer.

WPIP Investors may be deemed to beneficially own 15,064,838 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of 64,838 Ordinary Shares directly held by WPIP Investors and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,510,806 ADS of the Issuer.

WPVIII Investors LLC is the general partner of WPVIII Investors and may be deemed to beneficially own 15,123,061 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares that WPVIII Investors may be deemed to beneficially own as described above. Such amount is convertible into 2,520,510 ADS of the Issuer.

WPIP Investors LLC is the general partner of WPIP Investors and may be deemed to beneficially own 15,064,838 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares that WPIP Investors may be deemed to beneficially own as described above. Such amount is convertible into 2,510,806 ADS of the Issuer.

Due to their respective relationships with the Warburg Pincus Investors, WP Microelectronics and each other, each of WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy may be deemed to beneficially own, in the aggregate, 102,620,652 Ordinary Shares, representing approximately 35.4% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares directly held by the Warburg Pincus Investors and WP Microelectronics.   Such amount is convertible into 17,103,442 ADS of the Issuer. Each of WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares to which they do not have a pecuniary interest.  Each of the Warburg Pincus Investors, other than WP Microelectronics, disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Distributed Shares.  WP Microelectronics disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares other than the Distributed Shares.

(c)           Except as described in Amendment No. 2, filed with the SEC on April 4, 2013, and the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares were effected by the Warburg Pincus Reporting Persons or any persons set forth on Schedule I to Amendment No. 1 and Schedule II to the Initial Schedule 13D during the sixty days before the date of this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  April 16, 2013

WP MICROELECTRONICS HOLDINGS LTD.

By:        /s/ Timothy J. Curt
Name:  Timothy J. Curt
Title:    Director

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WP-WPVIII INVESTORS, L.P.
By: WP-WPVIII Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WP-WPVIII INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS NETHERLANDS INTERNATIONAL PARTNERS I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WP-WPIP INVESTORS, L.P.
By: WP-WPIP Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WP-WPIP INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS & CO.

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS LLC

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:   Managing Director

CHARLES R. KAYE

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

JOSEPH P. LANDY

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

*The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.